FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

UNILEVER PRICES A $1 BILLION BOND ON THE U.S. MARKET

London/Rotterdam - 31st July 2012:Unilever yesterday priced a double-tranche $1.0 billion (ca. €0.8 billion) bond on the U.S. market: $450 million 0.45 per cent Fixed Rate Notes due 30th July 2015 and $550 million 0.85 per cent Fixed Rate Notes due 2nd August 2017. The anticipated closing date of the offering is 2nd August 2012.

This offering is being made only by means of a prospectus and related prospectus supplement. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by contacting Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC or Unilever United States, Inc., 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, United States of America (telephone number +1 201 894 7042). An electronic copy of the preliminary prospectus supplement, together with the prospectus, is also available on the SEC's website, www.sec.gov.

Unilever plans to use the proceeds for general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

-o0o-

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the sovereign debt crisis in Europe; financial risks; and failure to meet high product safety and ethical standards; managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 31 July, 2012